UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

854305208

(CUSIP Number)

March 6, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP NO. 854305208

1.	Names of Reporting Persons. JBF Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 640,615
7. Sole Dispositive Power _____
8. Shared Dispositive Power 640,615

9. Aggregate Amount Beneficially Owned by Each Reporting Person 640,615

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person (See Instructions)

IA CO

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CUSIP NO. 854305208
1.	Names of Reporting Persons.
John B. Fullerton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 640,615
7. Sole Dispositive Power _____
8. Shared Dispositive Power 640,615

9. Aggregate Amount Beneficially Owned by Each Reporting Person 640,615

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person (See Instructions)

IN

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CUSIP NO. 854305208
1.	Names of Reporting Persons. Drakes Landing Associates, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power _____
6. Shared Voting Power 640,615
7. Sole Dispositive Power _____
8. Shared Dispositive Power 640,615

9. Aggregate Amount Beneficially Owned by Each Reporting Person 640,615

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person (See Instructions)

PN

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CUSIP NO. 854305208

Item 1.

(a) Name of Issuer

Stanley Furniture Company, Inc.

(b) Address of Issuer's Principal Executive Offices

410 Mendenhall Oaks Parkway, Suite 200, High Point, North Carolina 27265

Item 2.

(a)	The names of the persons filing this statement are:

JBF Capital, Inc. (“JBF Capital), John B. Fullerton (“Fullerton”) and Drakes Landing Associates, L.P. (the “Partnership”)

(collectively, the "Filers").

(b)	The principal business office of the Filers is located at: 306 West Francis Street Aspen, CO 81611

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock, par value $.02 per share, of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 854305208
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CUSIP NO. 854305208

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). (with respect to JBF Capital)

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

JBF Capital is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Fullerton is the controlling person of JBF Capital.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

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CUSIP NO. 854305208

Item 8. Identification and Classification of Members of the Group.

Each of the filers is filing this Schedule 13G jointly with the other filers, but not as a member of a group, and each expressly disclaims membership in a group. JBF Capital is a registered investment adviser and is the general partner of Fullerton Partners, a Delaware limited partnership, which is the general partner of the Partnership. Fullerton is the President of JBF Capital. Each of Fullerton and JBF Capital disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and the Partnership disclaims that it is, the beneficial owner of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

As to JBF Capital: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

As to the Partnership and Fullerton: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: _______________, 2012

JBF CAPITAL, INC. A Delaware Corporation By: John B. Fullerton, President	DRAKES LANDING ASSOCIATES, L.P. A Delaware Limited Partnership By: Fullerton Partners, a Delaware Limited Partnership, General Partner By: JBF Capital, Inc., General Partner
John B. Fullerton	By: John B. Fullerton, President

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CUSIP NO. 854305208

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Stanley Furniture Company, Inc. For that purpose, the undersigned hereby constitute and appoint JBF Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 29, 2010

DRAKES LANDING ASSOCIATES, L.P. A Delaware Limited Partnership By: Fullerton Partners, a Delaware Limited Partnership, General Partner By: JBF Capital, Inc., General Partner
By: /s/ John B. Fullerton, President
/s/ John B. Fullerton